UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact June | 2023

Azul Announces Launch of Offers to Exchange Existing Senior Notes for New Senior Secured Second Out Notes

São Paulo, June 13, 2023 – Azul S.A., (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) announces today that its subsidiary, Azul Investments LLP (“Issuer”), has launched offers to exchange (“Exchange Offers”): (i) the 5.875% Senior Notes due 2024 issued by the Issuer (“Existing 2024 Notes”) for 11.500% Senior Secured Second Out Notes due 2029 (“New 2029 Notes”); and (ii) the 7.250% Senior Notes due 2026 issued by the Issuer (“Existing 2026 Notes”) for 10.875% Senior Secured Second Out Notes due 2030 (“New 2030 Notes”). The Exchange Offers will be made only to eligible holders of the Existing Notes.

Azul has entered into a Transaction Support Agreement (“TSA”) dated June 13, 2023, with an ad hoc group of holders of Existing Notes (the “Supporting Noteholders”). Subject to the terms and conditions set forth in the TSA, the Supporting Noteholders have agreed to tender their Existing Notes in the Exchange Offers. The Supporting Noteholders represent 65.5% of the aggregate principal amount of the Existing 2024 Notes and 65.8% of the aggregate principal amount of the Existing 2026 Notes outstanding as of the date hereof.

The Exchange Offers is part of the Company’s comprehensive and permanent restructuring plan to optimize its debt amortization profile and capital structure.

The New 2029 and 2030 Notes (“New Notes”) will be issued by Azul Secured Finance LLP, a newly-formed Delaware limited liability partnership that is a wholly-owned subsidiary of Azul Linhas Aéreas Brasileiras S.A. (“New Notes Issuer”).

The New Notes will be guaranteed by the Company and its subsidiaries Azul Linhas Aéreas Brasileiras S.A., IntelAzul S.A. and ATS Viagens e Turismo Ltda., as well as Azul IP Cayman Holdco Ltd. and Azul IP Cayman Ltd., to be incorporated prior to closing of the Exchange Offers (together, the “Guarantors” and, together with the New Notes Issuer, the “Obligors”). The New Notes will be secured by a shared collateral package that, with effect from the date of issuance of the New Notes, will secure the New Notes and certain other debt and other obligations of the Obligors. The payment priority relating to the New Notes and such other debt and other obligations will be established in an intercreditor agreement.

The offering of the New Notes pursuant to the Exchange Offers has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The New Notes have not been and will not be issued or placed, distributed, offered or traded in the Brazilian capital markets and the issuance of the New Notes and the Exchange Offers has not been nor will be registered with the Brazilian Securities Commission (“CVM”).

There can be no assurance that the conditions to either or both of the Exchange Offers will be satisfied or waived, or that either or both of the of the Exchange Offers will be consummated.

This communication is for information purposes only, in accordance with current legislation and shall not be interpreted or considered, for all legal purposes and effects, as an offering and/or promotional material for the New Notes.

Azul will keep investors and the general market updated on the progress of the Exchange Offers.

Material Fact June | 2023

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 13, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer